August 2, 2013

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	JMJP Partners, Inc., formerly Backgate Acquisition Corporation
Amendment No.2 to Registration Statement on Form 10
Filed February 20, 2013
File No. 0-54824
SEC comments March 4, 2013

To the Securities and Exchange Commission:

Please find below our response to your comments:

General

1.	The change of control on February 22, 2013 was not an acquisition of an operating business thus the transaction is not classified as a reverse acquisition. The transaction involved JMJP Investments, Inc., formerly JMJP Partners, Inc. (a separate entity from the registrant but with the same name) and Tiber Creek Corporation whereby Tiber Creek would assist JMJP Investments’ affiliates with the listing of the registrant including a change of control and future acquisitions. As a result, on February 22, 2013, the corporate action reported in the Form 8-K dated February 26, 2013 occurred. On February 25, 2013, the registrant issued 1,000,000 shares of its common stock to Tan Tran, an affiliate of JMJP Investments, resulting in an ownership of 67% of the total outstanding shares of common stock. An amended Form 8-K to include the written agreement of the said transaction will be filed shortly.

2.	We are finalizing the revision of the registration statement to address your comments and expect to file the amended version shortly.

3.	The certificate of incorporation reflecting the company’s name change will be filed as part of the amended registration statement.

Financial Statements

4.	We are working with our auditor to review the financials and filing for the period ended September 30, 2012. We will file the missing report once the review is complete.

Sincerely,

By:	/s/ Tan Tran
Tan Tran
Chief Executive Officer
JMJP Partners, Inc.

7545 Irvine Center Drive, Ste. 200 • Irvine, California 92618 • Phone 949.559.7200 • Fax 949.559.7201